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                                                               Exhibit 11.(g)(6)


                       IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION

INVACARE CORPORATION and              :
I.H.H.  CORP.,                        :
                                      :
                 Plaintiffs,          :
                                      :   CIVIL ACTION NO.
          v.                          :
                                      :   1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.,        :
CRAIG B. REYNOLDS,                    :
J. TERRY DEWBERRY,                    :
ALEXANDER H. LORCH,                   :
J. LELAND STRANGE,                    :
JAMES J. WELLMAN, and                 :
J. PAUL YOKUBINAS,                    :
                                      :
                 Defendants.          :

                                  COUNTERCLAIM

          Counterclaim plaintiff Healthdyne Technologies, Inc. ("Healthdyne"), by its undersigned counsel, alleges upon knowledge with respect to itself and its acts and upon information and belief as to all other matters, as follows:

          1. Healthdyne is a Georgia corporation with its principal place of business in Marietta, Georgia. Since its founding in the 1980s, Healthdyne has emerged as an innovator and industry leader in the development and manufacturing of proprietary respiratory and sleep disorder products. Among other things, the Company designs, manufactures and distributes high technology diagnostic and therapeutic devices, particularly sleep disorder products, respiratory therapy products and infant and obstetrical monitoring products. Healthdyne's growth over the years has been impressive, due largely to the timely development of numerous new products, most of which ultimately have achieved leadership in their respective markets. Revenues have grown from approximately $11 million in 1986 to approximately $118 million in 1996.

          2. Invacare is an Ohio corporation with its principal place of business in Elyria, Ohio. Over the past three years, Invacare has approached Healthdyne on several occasions to discuss possible business combination transactions, and on each occasion after due consideration of the Invacare overture, Healthdyne determined not to pursue a transaction with Invacare.

          3. On January 2, 1997, Invacare's chairman sent a letter to Healthdyne's president, Mr. Craig Reynolds, indicating Invacare's continuing interest in a combination and proposing to acquire Healthdyne in a negotiated merger transaction in which shareholders of Healthdyne would receive $12.50 in cash for each share of Healthdyne Common Stock. Following careful consideration and an extensive presentation by Healthdyne's financial advisor, Cowen & Company ("Cowen"), the Healthdyne Board, on January 23,


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1997, concluded that Invacare's offer was grossly inadequate from a financial point of view.

          4. On the following Monday, January 27, 1997, Invacare commenced an unsolicited tender offer for all outstanding shares of Healthdyne Common Stock at $13 per share and began litigation against Healthdyne and all of its directors (except Chairman Petit who was personally represented by Invacare's counsel at the time). Invacare also announced its intention to eliminate any Healthdyne shareholders who did not tender by means of a second-step merger. The offer represented a substantial discount from the closing price of the Healthdyne Common Stock at that time. After further financial advice from Cowen and additional discussions, the Healthdyne Board on January 30, 1997 again concluded that the Invacare Offer was "grossly inadequate" from a financial point of view.

          5. On March 31, 1997, more than two months after its initial offer, Invacare increased its offer to $13.50 per share. Two days later, that offer was rejected after careful consideration, and based upon advice from Healthdyne's financial advisors that the price was grossly inadequate. As of this filing, the market price of Healthdyne's stock remains higher than the Invacare offer.


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          6. Like thousands of other corporations across the country, Healthdyne has adopted a shareholders Rights Plan, sometimes referred to as a poison pill. Rights plans have almost universally been recognized as not only lawful, but necessary to protect stockholders from the coercive effects of hostile offers. Among other things, a rights plan makes consummation of a tender offer prohibitively expensive, until such time as the rights are redeemed by the board of directors. In this manner, rights plans allow corporate directors the time and negotiating power needed to properly respond to such offers.

          7. As with many rights plans, the Healthdyne Rights Plan includes what is known as a "continuing director" feature. In general, the continuing director feature requires that, in order for the Board of Directors to redeem the rights, the redemption must have been approved by one or more directors who were members of the Board prior to the adoption of the plan, or who were subsequently elected to the board with the recommendation and approval of the other continuing directors. The purpose of the continuing director feature, in general, is to prevent shareholder oppression in the event that a bidder were able to seize a majority position on the Board, by creating shareholder confusion, a false sense of urgency, or otherwise. Under


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such circumstances, the vote of the continuing directors would be required to redeem the rights. The continuing directors would also be in a position to veto any squeeze-out or other oppressive or unfair transactions directed at shareholders.

          8. On or about March 20, 1997, Healthdyne received from Invacare a notice of business to be brought before the 1997 Annual Meeting of shareholders of Healthdyne (the "Invacare Notice"). A copy of the Invacare Notice is attached to this counterclaim as Exhibit A. Among other things, the Invacare Notice stated that it was Invacare's current intention to appear in person and/or by proxy at the Healthdyne Annual Meeting to introduce certain matters for consideration by the shareholders of Healthdyne. The Invacare Notice further disclosed that Invacare intends to make certain proposals at the Annual Meeting in order to facilitate its Offer and proposed second step merger.

          9. One of the proposals which Invacare says it intends to introduce at the Annual Meeting would prohibit the Healthdyne board of directors from enforcing the validly enacted "continuing director" feature of the Healthdyne Rights Plan, which Invacare has challenged in its Invacare complaint. In particular, shareholder proposal No. (2) identified in the Invacare Notice is as follows:


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          a proposal, to be considered prior to election of directors at the
          Annual Meeting, to amend the Bylaws to provide that the Board of Directors shall have no authority to take any action, or omit to take any action, the effect of which action or omission would be to impose, or permit to continue or be imposed, any limitation (directly or indirectly, and including any such limitation imposed by means of a requirement for concurrence or other action by any particular director or particular type of director), resulting from or becoming operative in light of, in whole or in part, a change of the composition of the Board of Directors (whether or not under specified circumstances), on the exercise by any future Board of Directors of any power or authority that it would otherwise have, including any such limitation on the ability of a Board of Directors to redeem or amend any shareholder rights plan of the Company which limitation results from or becomes operative in light of, in whole or in part, a change in the composition of the Board of Directors (whether or not under specified circumstances). In particular, but not in limitation, such amendment
                                                                --------------
          will also specifically provide that the incumbent Board of Directors
          --------------------------------------------------------------------
          will be in violation of the Bylaws if such Board, including any
          ---------------------------------------------------------------
          requisite group of "continuing directors", fails to immediately take
          --------------------------------------------------------------------
          all necessary action (prior to the consideration of the election of
          -------------------------------------------------------------------
          directors at the Annual Meeting) to amend any shareholder rights plan
          ---------------------------------------------------------------------
          of the Company to remove all such limitations. Such amendment will
          ----------------------------------------------
          further provide that such Bylaw may not be amended, or any new Bylaw provision which is in any manner inconsistent therewith be adopted, without the approval of the shareholders; (Emphasis added).

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          10. Section 14-2-624 of the Georgia Business Corporation Code (the
"GBCC") specifically authorizes directors of Georgia corporations to adopt shareholder rights plans and to define the terms of those plans. Moreover, that section emphasizes the authority of the Board of Directors "to determine, in its
                                                                          ------
sole discretion, the terms and conditions of the rights" issuable pursuant to
---------------
ss. 624. Ga. Code. Ann. ss. 14-2-624. In addition, the official Comment to ss. 624 further emphasizes that the language [of ss. 624] was intended to permit the approach of courts interpreting Delaware law, including the Delaware Supreme Court in Moran v. Household International, Inc., 500 A.2d 1346 (Del. 1985),
             --------------------------------------
          which have held that the Board of Directors is authorized to issue rights pursuant to shareholders rights plans. See, e.g. Dynamics Corporation of America v. CTS Corp., 637 F. Supp. 406 (N.D. Ill.),
          -----------------------------------
          affirmed 794 F.2d 250 (7th Circuit 1986), reversed on other grounds,
                                                    -------------------------
          107 S.Ct. 1637 (1987). The language rejects the holding of the federal district court for the Northern District of Georgia in West-Point
                                                                 ----------
          Pepperell, Inc. v. Farley Inc., 711 F. Supp. 1088 (Nov. 14, 1988) and
          ------------------------------
          was intended specifically to permit the use by Georgia corporations of
          ----------------------------------------------------------------------

          shareholder rights plans incorporating both so-called "flip-over" and
          ---------------------------------------------------------------------
          discriminatory "flip-in" provisions.
          ------------------------------------

(Emphasis added). The official Comment also explains the intended breadth of the statute: "[T]he discretion granted to the board of directors to issue rights ... and set their


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terms under subsection (a) is intended to be limited only by the directors'
fiduciary obligations to the corporation."

          11. The continuing director feature in Healthdyne's Rights Plan is similar to provisions which have been included in the rights plans of several Georgia corporations and in the rights plans of corporations nationwide.

          12. Moreover, Georgia law endorses the continuing director concept in both the Georgia Fair Price statute, Ga. Code Ann. ss. 14-2-1110, and the Georgia Business Combination statute, Ga. Code Ann. ss. 14-2-1132. Specifically, the Fair Price statute defines the term "continuing director" at Section 1110(6), and provides, among other things, that where a vote is needed to approve a business combination, that business combination must be "(1) unanimously approved by the continuing directors provided that the continuing directors constitute at least three members of the board of directors at the time of such approval; or (2) recommended by at least two-thirds of the continuing directors and approved by a majority of votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination." Ga. Code. Ann. ss. 14-2-1111. The Georgia Business Combination


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statute similarly provides at Section 1133(b) that a bylaw opting into the statute cannot be repealed without "the affirmative vote of at least two-thirds of the continuing directors...." Ga. Code Ann. ss. 14-2-1133(b). Thus, the
Georgia legislature has repeatedly affirmed the importance from the standpoint of public policy of continuing directors in the protection of shareholder rights.

          13. Invacare's attempt to eliminate the Healthdyne continuing director feature through a bylaw amendment is detective under Georgia law. Such a bylaw flies in the face of Section 624 of the GBCC, which broadly and exclusively grants to boards of directors the power to determine the terms of rights plans.

          14. In addition, under Georgia law, the bylaws of a publicly traded corporation such as Healthdyne cannot contain restrictions on the authority of the board of directors. See Ga. Code Ann. ss. 14-2-801(b) and ss. 14-2-731(c).
                        ---
Although Section 801(b) makes reference to limitations appearing in "bylaws approved by the shareholders", the legislative history of that section makes clear that section 801(b) must be read in conjunction with Section 731(c), which is not applicable to corporations whose shares are listed on a national
   --------------
securities exchange or regularly quoted in the markets maintained by securities dealers or


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brokers, such as Healthdyne, which is traded on the NASDAQ National Market.
Moreover, even in the context of private corporations, bylaws limiting the authority of a board of directors may only be adopted by a unanimous vote of "all the shareholders." Ga. Code Ann. ss. 14-2-731(c). The official Comment of
Section 801(b) emphasizes that:

          subsection (b) should be read in conjunction with Sections 14-2-731(c) which provides that if either articles of incorporation, bylaws, or a separate agreement restrict the power of the board to manage the business, it must be approved by all of the shareholders in order to
                                        --------------------------
          be insulated from attack as an attempt to manage the corporation as if it were a partnership.

Ga. Code Ann. ss. 14-2-801(b), Comment (emphasis added). The official Comment to
Section 920 of the GBCC (which regulates private corporations) similarly emphasizes that:

          [A]rrangements permitted for statutory close corporations are also permitted for other corporations, provided the corporation does not
                                            ---------------------------------
          have shares traded regularly in public securities markets. . . . All
          ---------------------------------------------------------        ---
          the shareholders must enter into the agreement if it is one covered by
          ----------------
          this section.

Ga. Code Ann. 14-2-920, Comment. Thus, since Healthdyne is a publicly traded Georgia corporation, the authority of Section 731(c) to restrict the authority of the board of directors in a bylaw (which must in any event be unanimously approved by all of the shareholders) is inapplicable.


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          15. Invacare apparently agrees that a bylaw cannot limit the authority of Healthdyne's Board. Invacare alleged at Paragraph 48 of its complaint:

          [U]nder O.C.G.A. Section 14-2-801, duly elected directors are empowered to exercise all corporate powers and to direct the management of the business and affairs of the corporation, subject
                                                                     -------
          only to limitations contained in the corporation's articles of
          --------------------------------------------------------------
          incorporation. (emphasis added).
          --------------

Invacare made a similar allegation at paragraph 69 of its complaint:

          Subject only to limitations contained in the articles of
          --------------------------------------------------------
          incorporation, the duly elected directors are empowered to exercise
          --------------
          all corporate powers and to direct the management of the business and affairs of the corporation. (emphasis added).

Because Invacare's bylaw proposal purports to impose limitations on Healthdyne's Board of Directors through a bylaw amendment, it is, by Invacare's own admission, in violation of Georgia law.

          16. In contrast, the continuing director provision in Healthdyne's Rights Plan was adopted pursuant to Section 624 of the GBCC, which authorizes the Board of Directors "in its sole discretion" to determine the terms and conditions of the rights, and further specifically provides that "such terms and conditions need not be set forth in the articles of incorporation." Ga. Code. Ann. ss. 14-2-624.


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          17. The proposed bylaw which Invacare intends to submit for shareholder approval at the Healthdyne Annual Meeting is thus in violation of Georgia law and is not a proper proposal for consideration at the Healthdyne Annual Meeting.

          18. A determination by this Court with respect to the validity of the proposed bylaw is necessary prior to the Healthdyne Annual Meeting in order that shareholders can be informed as to whether Invacare's proposal can be properly and lawfully considered.

          WHEREFORE, Healthdyne requests that this Court:

          1. Enter a judgment declaring that the Invacare proposed bylaw amendment is in violation of Georgia law;

          2. Preliminarily and permanently enjoin Invacare from soliciting proxies in support of its illegal bylaw proposal; and


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          3. Grant such other and further relief as may be necessary or appropriate.

          DATED this 14th day of April, 1997.


                                                Respectfully submitted,

                                                TROUTMAN SANDERS LLP


                                                /s/ Winifred D. Simpson
                                                -----------------------------
                                                Winifred D. Simpson
                                                Georgia Bar No. 648275
                                                John H. Bowler
                                                Georgia Bar No. 071770


NationsBank Plaza
600 Peachtree Street, N.E.
Suite 5200
Atlanta, Georgia 30308-2216
(404) 885-3000

Of Counsel
----------
Edward P. Welch
Herbert W. Mondros
Paul J. Lockwood
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM (DELAWARE)
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

ATTORNEYS FOR DEFENDANT-COUNTERCLAIM
PLAINTIFF HEALTHDYNE TECHNOLOGIES, INC.


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